UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Eagle Hospitality Properties Trust, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

26959T 10 2

(CUSIP Number)

Jeffrey D. Miller

DLA Piper US LLP

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No. 26959T 10 2

(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

William P. Butler
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

4,174,262[1]
(8) SHARED VOTING POWER

0
(9) SOLE DISPOSITIVE POWER

4,174,262[1]
(10) SHARED DISPOSITIVE POWER

0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,174,262[2]
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.4%
(14)	TYPE OF REPORTING PERSON

IN

[1]	Consists of (i) 83,333 shares of common stock (the “Common Stock”) of Eagle Hospitality Properties Trust, Inc. (the “Company,” “Eagle” or the “Issuer”) held directly by William P. Butler, which were issued on October 6, 2004 and are subject to vesting requirements under the Issuer’s 2004 Long-Term Incentive Plan; (ii) 18,750 shares of Common Stock of the Issuer held indirectly by William P. Butler, (iii) 50,000 shares of Common Stock held directly by Mr. Butler, (iv) 148,380 shares of Common Stock issuable on or after October 6, 2005 upon the redemption of an equal number of partnership units (the “OP Units”) of EHP Operating Partnership, L.P. (the “Operating Partnership”), in which the Issuer is the general partner, directly held by Mr. Butler, (v) 3,069,254 shares of Common Stock issuable on or after October 6, 2005 upon the redemption of an equal number of OP Units indirectly held by Mr. Butler through one or more affiliated entities, (vi) 596,213 shares of Common Stock issuable on or after December 5, 2006 upon the redemption of an equal number of OP Units indirectly held by Mr. Butler through one or more affiliated entities and (vii) 208,332 shares of Common Stock issued to a trust established for the benefit of certain employees of Corporex Companies LLC. Mr. Butler disclaims beneficial ownership in the shares of Common Stock listed above in (ii), (iv) – (vii). In (ii) and (vii) above, the shares are held indirectly by Mr. Butler. In (iv) – (vi), the OP Units are convertible for either cash or Common Stock of the Issuer at the election of the Operating Partnership pursuant to the terms of its limited partnership agreement.

[2]	See footnote 1 above.

Item 1. Security and Issuer

The class of equity securities to which this initial filing relates is the common stock, $0.01 par value per share (the “Common Stock”), of Eagle Hospitality Properties Trust, Inc., a Maryland corporation (the “Company,” “Eagle” or the “Issuer”). The Company has its principal executive offices at 100 E. RiverCenter Blvd., Suite 480, Covington, Kentucky 41011.

Item 2. Identity and Background

(a)	The person filing this statement is William P. Butler.

(b)	Mr. Butler’s business address is c/o Corporex Companies LLC, 100 E. RiverCenter Blvd., Suite 1100, Covington, Kentucky 41011.

(c)	Mr. Butler’s principal occupation is Chairman of the Board and Chief Executive Officer of Corporex Companies LLC. Mr. Butler is also Chairman of the Board of Eagle.

(d)	During the last five years, Mr. Butler has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Butler was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Butler is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Butler acquired 83,333 shares of restricted stock at the time of the Company’s initial public offering on October 6, 2004 under the Company’s 2004 Long-Term Incentive Plan. These shares vest one-fifth on each anniversary of the date of the IPO. 208,332 of the shares were issued to a trust, in which Mr. Butler is a trustee, for the benefit of some of Corporex Companies LLC’s employees in exchange for Corporex Companies LLC’s execution of a strategic alliance agreement entered into with Eagle at the time of its IPO. The terms of the strategic alliance agreement are fully described on pages 66-69 of the registration statement on Form S-11 (file no. 333-115213), as amended, filed by Eagle. 50,000 of the shares were purchased by Mr. Butler on the open market using available personal funds. The remaining shares of Common Stock and OP Units were acquired by Mr. Butler directly or indirectly by exchanging his ownership interests in entities owning the initial nine hotel properties acquired by Eagle at the time of its IPO, in exchange for his remaining 51% ownership interest in an entity owning one of the nine initial hotels and pursuant to earn-out provisions contained in the original hotel option agreements.

Item 4. Purpose of Transaction

Mr. Butler acquired an aggregate of 4,124,262 shares of Common Stock and OP Units in the ordinary course of business and investment in connection with the original formation and IPO of the Company, including the post-IPO acquisition of a remaining 51% interest in one of the nine hotels and units issued pursuant to earn-out provisions contained in the original hotel option agreements, each of which was negotiated at the time of the IPO and as previously disclosed in Mr. Butler’s Schedule 13D. In addition, Mr. Butler has purchased 50,000 shares of Common Stock on the open market. Mr. Butler does not have, as of the date hereof, any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Mr. Butler may consider one or more such transactions in the future depending upon factors then existing, such as the market for the Company’s Common Stock and the Company’s then prospects.

Item 5. Interest in Securities of Issuer

(a)	Mr. Butler is the direct beneficial owner of 4,174,262 shares of Common Stock, representing 17.4% of the Common Stock outstanding. The total number of shares outstanding used in calculating this percentage assumes that: 1) no OP Units held by other persons are exchanged for shares of Common Stock; and 2) OP Units that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned the nine initial hotels prior to the initial public offering or the agreements pursuant to which such employee acquired the interest in such entities will have vested in full. The number above does not include 83,333 units in the operating partnership that an entity controlled by Mr. Butler received pursuant to the earn-out provisions of the original option agreement in which the Company acquired the hotel at the time of the IPO. These units are not convertible into shares of Common Stock until July 31, 2007.

(b)	Mr. Butler has sole voting and dispositive power with respect to all shares of Common Stock to which this Schedule 13D relates.

(c)	Not applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Butler and any other person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Mr. Butler, indirectly through an entity controlled by him that previously owned the Embassy Suites Hotel Cleveland/Rockside, may receive earn-out payments totaling in the aggregate up to 500,000 additional OP Units, which will be payable only if certain operating measurements are achieved during any trailing 12-month period on or before October 6, 2007. The terms of the option agreement providing for this potential earn-out payment are fully described in the registration statement on Form S-11 (file no. 333-115213), as amended, filed by Eagle.

Item 7. Material to be filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 6, 2006

/s/ William P. Butler
William P. Butler